September 21, 2007

VIA EDGAR

Mr. Tim Buchmiller
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	ImClone Systems Incorporated (the “Company”)
Annual Report on Form 10-K/A
Filed April 30, 2007
File No. 001-19612

Dear Mr. Buchmiller:

We refer to your letter dated August 21, 2007 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing (the “Filing”). Our responses to the Staff’s comments are set forth below. For ease of reference, we have retyped the Staff’s comment before each of our responses, and our responses are numbered to correspond with the Staff’s comments.

Before responding to the specific comments set out in the Comment Letter, we would like to provide you with some background with respect to the Company in 2006. As the Company noted in the Management’s Discussion and Analysis portion of its Annual Report on Form 10-K for the year ended December 31, 2006, last year was a year of transformation for the Company. Among the events which affected the strategic direction of the Company and the formulation of its corporate goals were the following:

•                  During the first quarter of 2006, the Company’s Board of Directors engaged an investment bank to conduct a full review of the Company’s strategic alternatives, including a merger, sale or strategic alliance. At the completion of this effort, in August 2006, the Board of Directors concluded that the Company should remain independent.

•                  In September 2006, Carl C. Icahn, along with several other persons and affiliated entities, commenced a consent solicitation to remove six members of the Company’s Board of Directors, including Joseph L. Fischer, the Interim Chief Executive Officer. In October 2006, David M. Kies, then Chairman of the Company’s Board of Directors, and William W. Crouse resigned from the Board of Directors. Peter S. Liebert was appointed to fill one of the vacancies resulting from the resignations, and Carl C. Icahn was appointed Chairman of the Board of Directors. In addition, on October 24, 2006, Joseph L. Fischer resigned as Interim Chief Executive Officer and as a member of the Board of Directors and was replaced by a newly formed Executive Committee of the Board (the “Executive Committee”), chaired by Alexander J. Denner, and including Directors Richard Mulligan and Charles Woler. The Executive Committee was designated as the principal executive body for the Company until the selection of a Chief Executive Officer, which did not occur until on or about August 9, 2007.

•                  The Company experienced significant turnover among its executive officers in 2006, including the departures of Joseph L. Fischer (the former Interim Chief Executive Officer), Philip Frost (the former Interim Chief Executive Officer and former Chief Scientific Officer), Michael J. Howerton (the former Senior Vice President, Chief Financial Officer), Ronald A. Martell (the former Senior Vice President, Commercial Operations), Joseph Tarnowski, (the former Senior Vice President, Manufacturing Operations), and Erik Ramanathan (the former Senior Vice President, Secretary and General Counsel).

This high level of turnover, coupled with the uncertainties regarding the Company’s strategic direction described above, created particular challenges in the area of executive compensation. Specifically, the individual goals and objectives that were established at the beginning of 2006 for many of the executive officers, including at least three of the named executive officers (Fischer, Frost and Howerton), were largely inapplicable as those individuals were no longer at the Company at the end of 2006. Similarly, their designated replacements had only served for several months in 2006 and much of that time was a period of strategic uncertainty and changing direction for the Company. Finally, the turnover on the Company’s Board of Directors also affected the Compensation Committee with the departures of William W. Crouse and David M. Kies in October 2006 and the addition of Alexander J. Denner in September 2006.

Compensation Discussion and Analysis, page 10

Staff Comment

1.                                       You disclose that some elements of your compensation package are designed to reward the attainment of corporate goals and objectives and to reward individual performance. Please expand your Compensation Discussion and Analysis to adequately discuss and analyze the specific corporate goals and objectives, and individual performance, that you take into account in making compensation decisions. Discuss and analyze how you measure such corporate goals and objectives and how the attainment of those goals and objectives results in the actual forms and amounts of compensation that the Compensation Committee has approved. Similarly, clarify how you measure individual performance and discuss and analyze how individual performance has factored into the actual forms and amounts of compensation that the Compensation Committee has approved.

Response

The Company’s 2006 corporate goals and objectives were to (i) deliver certain 2006 budget targets described below, (ii) maximize the commercial opportunity of ERBITUX® (cetuximab), including a successful launch in the head and neck cancer market and sales growth in the metastatic colorectal cancer market, (iii) move the product portfolio through the next stage of clinical development, and (iv) develop an organization and decision making process to expedite the achievement of our strategic goals. The achievement of these corporate goals and objectives was assessed at the end of the year by the Compensation Committee with input from the Executive Committee and the executive officers of the Company identified as such in the Filing.

With respect to individual goals for executive officers, individual goals were approved for Joseph L. Fischer, Interim CEO; Lisa M. Cammy, Vice President, Human Resources; Richard Crowley, Senior Vice President, Biopharmaceutical Operations; Philip Frost, Chief Scientific Officer; Michael J. Howerton, Senior Vice President, Chief Financial Officer; Ronald A. Martell, Senior Vice President, Commercial Operations; Andrea F. Rabney, Vice President, Corporate Communications; Erik Ramanathan, Senior Vice President, Secretary and General Counsel; Eric K. Rowinsky, Chief Medical Officer and Executive Vice President; Peter Borzilleri, Vice President, Internal Audit; and Ana I. Stancic, Vice President, Chief Accounting Officer. Dr. Rowinsky, Mr. Borzilleri and Ms. Cammy were the only executive officers that remained with the Company in the same position at the end of 2006 and Dr. Rowinsky was the only named executive officer. Two of the goals were common to all of the executive officers except for Peter Borzilleri and Ana I. Stancic. These two goals were to (i) conclude a sale, merger, strategic transaction or other transformative event or, if determined by the Board to be preferable, appropriate business changes or restructuring that maximizes shareholder value and (ii) deliver 2006 budget targets of in market sales of $495 million, cash flow of $69 million, operating profit of $197.1 million and EPS of $1.83. The remaining goals for each executive officer were specific to such officer’s job and were quite detailed (generally one to two pages long) with measurement dependent on a combination of objective and subjective criteria. For instance, Ms. Cammy had a goal to “conduct a comprehensive review of benefits carriers to ensure best in class service and cost effectiveness” while Dr. Rowinsky had goals relating to the launching of specified clinical trials for ERBITUX® and our other pipeline candidates and the meeting of certain regulatory milestones relating to the use of ERBITUX® in additional indications.

Due to the decision to remain independent rather than undertake a strategic transaction, the large number of departures among the executive officers and the assumption of new and expanded responsibilities by other executive officers, the Compensation Committee decided not to base its final compensation decisions on the individual goals that were approved in early 2006, since such goals were generally no longer applicable. Accordingly, as disclosed on page 11 of the Filing, as a result of such departures, the Compensation Committee determined actual bonuses based on satisfaction of the performance criteria and other discretionary factors. The Compensation Committee, in its discretion, relied heavily on guidelines for executive officer compensation previously provided by Frederic W. Cook & Co., Inc. (“Cook & Co.”). Such guidelines are described in greater detail in response to Comments 3 and 4 below, which were based on a study of competitive market rates prepared by Cook & Co. The Compensation Committee discussed the performance of each executive officer in an executive session and considered such performance, as well as the guidelines before approving final compensation. For each new executive officer appointed in the second half of 2006, any bonus was prorated to reflect bonus amounts paid at the mid-year.

Since the individual goals that were established in early 2006 were not relied upon by the Compensation Committee in making its final decision, we do not believe that providing a more detailed description of such goals would be useful to investors. In addition, to the extent such goals set out the Company’s anticipated timeline for commencing clinical trials and obtaining regulatory approvals, disclosure of such confidential information would place the Company at a competitive disadvantage relative to its competitors.

Staff Comment

2.                                       You disclose that the Compensation Committee “may accord different weight at different times to different factors for each executive.” Please discuss and analyze the specific factors, and the weighting of those factors, that the Compensation Committee took into consideration in determining each element of the compensation packages for your named executive officers.

Response

As stated above, the Compensation Committee approved individual goals and objectives for each executive officer of the Company in March 2006. In addition, as disclosed in the Filing, the Compensation Committee assigned relative indicative weights to Mr. Fischer’s individual goals solely as an aid in evaluation and asked Mr. Fischer to assign similar weights to each of the other executive officers. In the case of Mr. Fischer, achievement of the contemplated transaction was assigned a 40% weighting and achievement of the specified budget targets was given a 35% weighting with most of the remaining values assigned generally to the achievement of a lengthy list of specific milestones in the development and promotion of ERBITUX® and pipeline products. As mentioned above, Mr. Fischer resigned on October 24, 2006. Due to the decision to remain independent and the high turnover among the executive officers, the Compensation Committee ultimately did not base its compensation decisions on the individual goals that were established by Mr. Fischer in early 2006 in making compensation decisions and, therefore, we do not believe that identifying such anticipated weightings would have been useful to investors.

Staff Comment

3.                                       You disclose that historically the Compensation Committee has retained Frederic W. Cook & Co., Inc. as a compensation consultant. Please clarify whether that consultant was engaged for compensation decisions made with respect to 2006 compensation, and provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K, including a description of the nature and scope of the consultant’s assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

Response

Cook & Co. had provided guidelines to the Company in 2005 relating to cash and equity compensation for the executive officers and equity compensation for all employees for 2005, and we continued to use these guidelines in 2006. In preparing the guidelines, Cook & Co. compared us to our peer companies and was guided by our intention that compensation for our executive officers should generally fall in the 25th to 50th percentile of our peer companies. Cook & Co. selected our peer companies used in developing these guidelines which included fifteen companies in the biopharmaceutical industry (such peer companies are identified in the Filing) with similar market capitalizations (although the number of peer companies is now smaller due to mergers and acquisitions). The guidelines provided ranges expressed as a number of shares for equity compensation for all grade levels and a range of compensation for salaries and bonuses for the executive officers based upon our target objective. In addition, we used Cook & Co. during 2006 for specific projects, including a change in control cost estimate and a review of the employment agreement for Joseph Fischer.

Staff Comment

4.                                       You disclose under “Base Salary” on page 10 that the Committee reviews recommendations in establishing the compensation for the executive officers. You also disclose in the third paragraph on page 11 that, in 2006, management recommended stock option grants for the executive officers and the Committee reviewed and approved the recommended grants. Please identify with particularity the source of any recommendation considered by the Committee in determining compensation, identify the members of management that made any recommendations, and describe the factors that the Committee took into consideration in approving such recommendations.

Response

As described above, Cook & Co. had provided guidelines in 2005 to the Company for cash and equity compensation for the executive officers for 2005, and we continued to use these guidelines in 2006. Lisa Cammy, our Vice President of Human Resources at the end of 2006, followed the guidelines provided by Cook & Co. in making recommendations for executive officer compensation to the Compensation Committee.

Cook & Co. is engaged directly by the Compensation Committee, works with management only under the directive of the Committee, and has no other economic relationships with the Company beyond its role as advisor to the Committee.

The Compensation Committee then discussed the performance of each executive officer in an executive session, and compared such performance to the guidelines before approving final compensation. Ms. Cammy was present during the executive session except when the Compensation Committee discussed her compensation.

Staff Comment

5.                                       Given that the Compensation Committee weighs the competitiveness of the company’s overall compensation arrangements in relation to comparable biopharmaceutical companies, please expand your discussion and analysis to address how you target each element of compensation against the comparator companies. Please specify how each element of compensation relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments fell within the targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response

In 2005, we analyzed compensation for our Chief Executive Officer and the next four highest-paid executive officers against our peer group. We specifically compared each executive, starting with the CEO and then in order of compensation (i.e. second highest-paid executive officer, third highest-paid officer, etc.), against the median, 75th percentile and 25th percentile in our peer group for base salary, total annual compensation and total direct compensation. It was our intent that base salary, total annual compensation and total direct compensation would generally fall between 25% and 50% of our peers. The base salary and annual compensation for our Chief Executive Officer and the next four highest paid employees prior to 2006, when the study was completed, fell between 25% and 50% of our peers except for the annual compensation for the Chief Executive Officer, which was slightly higher.

Our Human Resources Department also subscribes to certain data services (e.g. ORC Worldwide, salary.com) that allow us to compare compensation with our peer companies. Our Human Resources Department periodically reviewed our compensation to our peers throughout 2006. These data services provide ranges in compensation for our industry based on qualifications. The information is voluntarily provided to these data services by a large number of companies in our industry.

Annual Bonus Compensation, page 11

Staff Comment

6.                                       You disclose that the Compensation Committee approved revenues, earnings, achievement of specific product-related targets and a discretionary factor as performance criteria for 2006 bonuses. Similarly, you disclose that the Compensation Committee approved share performance criteria that will be used to determine cash bonus awards under the Retention Plan. Please disclose the specific goals and the weighting and measurement process associated with those goals to be used for the determination of annual cash bonuses and the specific share performance criteria to be used for the determination of amounts payable under the Retention Plan. To the extent you believe that disclosure of information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response

The “revenues, earnings, achievement of specific product-related targets and a discretionary factor” were part of the individual goals that were approved by the Compensation Committee in March 2006. Due to the decision to remain independent and the high turnover among the executive officers, the Compensation Committee did not base its compensation decisions primarily on such targets but rather relied on discretionary factors, as discussed in greater detail in our responses to Comments 1 and 2.

Any awards provided pursuant to the Retention Plan will be paid based solely on the stock price at the end of each performance period. Based upon the grant date stock price defined in the Retention Plan (which was $32.99), each participant in the Retention Plan will earn cash in the amount of (i) 150% of the target award opportunity if the closing price for a performance period is 150% of the grant date stock price, (ii) 100% of the target award opportunity if the closing price for a performance period is 100% of the grant date stock price, or (iii) zero if the closing price for a performance period is less than the grant date stock price. Linear interpolation will be used to calculate the percentage of the target award opportunity earned for performance above the grant date stock price, up to 150% of the target award opportunity.

Staff Comment

7.                                       You disclose that the maximum bonuses available to the indicated officers would be allocated from a pool in an amount not to exceed 2% of the company’s operating income.

Please discuss and analyze how the actual pool amount was determined and how the actual bonuses that were awarded from that pool were calculated.

Response

In keeping with the requirements of Internal Revenue Code Section 162(m) and the regulations promulgated thereunder, the Company established a bonus pool based on operating income and set maximum percentage bonuses for the participants in such bonus pool. As disclosed in the Filing, such maximum bonuses for the Interim Chief Executive Officer and the next four most highly paid executives were to be allocated from a bonus pool not to exceed 2% of our 2006 operating income (the operating income is disclosed in the Consolidated Statement of Operations in our Form 10-K for the year ended December 31, 2006), with the maximum bonuses equal to 40%, 25%, 15%, 10% and 10% of that bonus pool, respectively. The size of the bonus pool and the maximum bonus amounts were set by the Compensation Committee in its discretion.

Due to the termination of Mr. Fischer’s employment as Interim Chief Executive Officer in October 2006, he did not receive a bonus at the end of 2006. As previously mentioned, the Compensation Committee ultimately elected not to rely on the performance goals established in March 2006 and instead based its decision on its assessment of the performance of each executive officer compared to the Cook & Co. guidelines. In any event, compensation to the named executive officers in 2006 was below the Section 162(m) threshold and substantially below the maximum amounts provided for under the bonus pool.

Retention Plan, page 12

Staff Comment

8.                                       We note from the Grant of Plan-Based Awards table on page 17 that there are maximum and target amounts that may be payable under the Retention Plan. Please provide sufficient disclosure so that it is clear how such amounts will be determined. For example, provide discussion and analysis as to how the target share performance criteria will be met and what share performance criteria will result in the maximum award amount being granted under the Retention Plan.

Response

Based upon the grant date stock price defined in the Retention Plan (which was $32.99), each participant in the Retention Plan will earn cash in the amount of (i) 150% of the target award opportunity if the closing price for a performance period is 150% of the grant date stock price, (ii) 100% of the target award opportunity if the closing price for a performance period is 100% of the grant date stock price, or (iii) zero if the closing price for a performance period is less than the grant date stock price. Linear interpolation will be used to calculate the percentage of the target award opportunity earned for performance above the grant date stock price, up to 150% of the target award opportunity. In order for Retention Plan participants to receive their target and maximum awards for the January 1, 2006 through December 31, 2007 performance period, the average share price for a thirty-day period ending December 31, 2007 will have to be at least $32.99 and $49.48, respectively. In order for Retention Plan participants to receive their target and maximum awards for the January 1, 2006 through December 31, 2008 performance period, the average share price for a thirty-day period ending December 31, 2008 will have to be at least $32.99 and $49.48, respectively. In subsequent filings, we will add a footnote to the Grant of Plan-Based Awards table providing the preceding disclosure.

Change-in Control Plan, page 12

Staff Comment

9.                                       You disclose that the various payments under the plan are payable upon termination of the officer “without cause,” or by the officer for “good reason” in connection with a “change-in-control.” Please briefly indicate the definitions of these terms.

Response

The Change in Control Plan defines Cause as follows:

“Cause” shall mean - unless otherwise defined in an employment agreement between the Participant and the Company or Subsidiary - the occurrence of any of the following:

(1) an indictment of the Participant involving a felony or a misdemeanor involving moral turpitude; or

(2) willful misconduct or gross negligence by the Participant resulting, in either case, in harm to the Company or any Subsidiary; or

(3) failure by the Participant to carry out the directions of the Board or the Participant’s immediate supervisor, as the case may be; or

(4) fraud, embezzlement, theft or dishonesty against the Company or any Subsidiary or a material violation of a policy or procedure of the Company, resulting, in any case, in harm to the Company or any Subsidiary.

The Change in Control Plan defines Good Reason as follows:

“Good Reason” shall mean - unless otherwise defined in an employment agreement between the Participant and the Company or Subsidiary - the occurrence of any of the following within the 60-day period preceding Termination Date:

(1) a material adverse diminution of the Participant’s titles, authority, duties or responsibilities, or the assignment to the Participant of titles, authority, duties or responsibilities that are materially inconsistent with his or her titles, authority, duties and/or responsibilities in a manner materially adverse to the Participant; or

(2) a reduction in the Participant’s base salary, annual target bonus, or maximum bonus without the Participant’s prior written consent (other than any reduction applicable to Employees generally); or

(3) an actual change in the Participant’s principal work location by more than 75 miles and more than 75 miles from the Participant’s principal place of abode as of the date of such change in job location without the Participant’s prior written consent; or

(4) a failure of the Company to obtain the assumption in writing of its obligation under the Plan by any successor to all or substantially all of the assets of the Company within 45 days after a merger, consolidation, sale or similar transaction that qualifies as a Change in Control.

Staff Comment

10.                                 You disclose that your participating named executive officers are tier 2 participants and that tier 2 participants receive a multiple of base salary and bonus (with a multiplier of 2) under the Change-in-Control Plan. Please discuss and analyze how the multipliers were negotiated and how and why the specified multipliers were agreed to by the company.

Response

The Change-in-Control Plan was developed by the Company, Cook & Co. and the Company’s outside legal counsel. It was intended that executive officers would be put into different tiers based upon their title and grade. For instance, the Chief Executive Officer would be tier 1, executive vice presidents and senior vice presidents would be tier 2, certain vice presidents would be tier 3 and other vice presidents would be tier 4. However, generally the Compensation Committee decided that the officers should be tier 2 or tier 3 participants. The structure of the tiers was developed to be consistent with competitive practice, taking into consideration the possible uses, which were determined to be reasonable based on our analysis prepared by Cook & Co.

Staff Comment

11.                                 You disclose that as a condition to receipt of the benefits under the plan, each participant must agree to be bound by noncompetition, nonsolicitation and confidentiality covenants contained in the plan. Please indicate the duration of these covenants.

Response

The non-competition and non-solicitation covenants have a term of twelve months after the termination date for tier 1, tier 2 and tier 3 participants, and six months after the termination date for tier 4 participants. In addition, the confidentiality covenant has no time limit as long as a participant has trade secret, proprietary or confidential information.

Summary Compensation Table, page 16

Staff Comment

12.                                 Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response

In future executive compensation and other related disclosure filings we will disclose the assumptions made in the valuation of the stock awards by reference to the appropriate note in our Consolidated Financial Statements on Form 10-K (note 11(d) for this particular filing) in accordance with Item 402(c)(2)(v) and (vi) of Regulation S-K.

Director Compensation Table, page 23

Staff Comment

13.                                 Include a footnote describing all assumptions made in the valuation of the option awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management’s Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K, indicating that the Instructions to Item 402(c)(2)(v) and (vi) apply equally to Item 402(k).

Response

In future executive compensation and other related disclosure filings we will disclose the assumptions made in the valuation of the option awards by reference to the appropriate note in our Consolidated Financial Statements on Form 10-K (note 11(d) for this particular filing) in accordance with Item 402(k) of Regulation S-K.

In addition, as requested, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (908) 541-8182 if you have any questions regarding the foregoing.

Sincerely yours,

Daniel J. O’Connor
Senior Vice President,
General Counsel